40-202A/A

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

File No. 803-189

In the Matter of
SLICK ENTERPRISES, INC.

Third Amended and Restated Application for an **Order** under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 Declaring the Applicant to be a person Not Within the Intent of the Investment Advisers Act.

Please direct all communications regarding the Application to:

Phyllis Slick Cowell
President
Slick Enterprises, Inc.
P. O. Box 5958
Winston-Salem, NC 27113

With a copy to:

Robert E. McLaughlin
Steptoe & Johnson LLP
1330 Connecticut Avenue, N.W.
Washington, DC 20036

Dated: May 16, 2008

TABLE OF CONTENTS

Page

I. INTRODUCTION

Slick Enterprises, Inc. ("Slick Enterprises") hereby submits this Third Amended and Restated Application (the "Application") for an Order under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 (the "Act") declaring it to be a person not within the intent of the Act. Slick Enterprises is a "family office" that conducts the investment affairs and manages assets of the Slick family. It performs investment services exclusively for the members of the extended Slick family, including trusts and other entities created by, and for the benefit of, that family, and the Slick Family Foundation, a charitable entity created and funded by Earl Frates Slick ("Earl Slick"), the patriarch of the Slick family. Earl Slick died in May 2007. Before his death, Earl Slick owned one hundred percent of the outstanding stock of Slick Enterprises. Phyllis Slick Cowell, Earl Slick's only child, inherited all of the shares of stock of Slick Enterprises upon Earl Slick's death and, accordingly, currently owns all of the outstanding stock of Slick Enterprises.

II. BACKGROUND INFORMATION CONCERNING THE SLICK FAMILY AND SLICK ENTERPRISES

The Slick family consists of the estate of Earl Slick, his widow Jane Pierce Slick ("Jane Slick"), their lineal descendants, one adopted daughter of a lineal descendant and the spouses of their lineal descendants ("Slick Family"). For ease of reference, at the present time the Slick Family organizes itself into four generations with the late Earl Slick and Jane Slick considered to be the "first generation." There are currently three other generations in the Slick Family, including a total of eight (8) individual members as indicated below:

- the child of the "first generation" of the Slick Family (the 2nd generation)(1 individual)
- the children of the 2nd generation and their spouses (the 3rd generation)(4 individuals)

- the children (including an adopted daughter) of the 3rd generation (the 4th generation)(3 individuals)

The 4th generation members are minor children.

The only non-lineal descendant members of the Slick Family who currently receive investment advisory services from Slick Enterprises are the spouses of the children of the second generation and the adopted daughter of a lineal descendant of Earl Slick and Jane Slick, who is a member of the 3rd generation.

Slick Enterprises was incorporated on December 11, 2002 in North Carolina. Phyllis Slick Cowell, the daughter of Earl Slick, is the sole director of Slick Enterprises. Phyllis Slick Cowell, her son John F. Cowell, IV, and two non-family employees of Slick Enterprises constitute its senior officers. For more than fifty years prior to Slick Enterprises' incorporation, Earl Slick operated his business enterprises in unincorporated form under the name of Slick Enterprises. Slick Enterprises is a "family office" that enables the Slick Family to manage certain of the assets of the Slick Family in an economic and efficient manner. Slick Enterprises offers investment advice only to individual members of the Slick Family, entities wholly owned directly or indirectly by the members of the Slick Family, various trusts, the sole beneficiaries of which are members of the Slick Family (each such wholly owned entity or trust is referred to herein as a "Slick Family Investment Entity"), and foundations created and funded solely by one or more of the members of the Slick Family, including the Slick Family Foundation (collectively, the "Slick Family Foundations"). The Slick Family Foundation is administered by a Board of Directors which is currently composed of three members of the Slick Family and two non-family senior employees of Slick Enterprises. The Slick Family, the Slick Family Investment Entities and the Slick Family Foundations are collectively hereinafter referred to as the "Slick Family Clients."

Slick Enterprises provides investment advisory services only to Slick Family Clients. Slick Enterprises generally advises Slick Family Clients on investments in public and private securities and real estate. Often, Slick Enterprises has discretion to buy or sell securities on behalf of Slick Family Clients. This discretionary account management focuses on the long-term capital appreciation and income needs of the Slick Family. Slick Enterprises also provides administrative and tax services to Slick Family Clients. These services include estate and tax planning, and insurance reviews, preparation and analysis of financial statements, real estate management services, determining and implementing asset allocations, safekeeping and physical handling of securities, collection of income from securities, keeping of books of account and records, preparation and filing of income and gift tax returns, payment in some cases of certain family, household and personal expenses and rendering investment advice.

Slick Enterprises (or another entity also wholly owned by members of the Slick Family) also provides non-investment advisory services (described below) to, various entities which were created by Earl Slick or other members of the Slick Family for the purpose of investing in and/or operating other businesses and/or real estate, but which are not wholly-owned by members of the Slick Family and/or Slick Family Investment Entities (each such entity referred to hereinafter as a "Slick Single Purpose Entity"). The Slick Single Purpose Entities were formed to serve primarily as an investment vehicle for the Slick Family.

Each Slick Single Purpose Entity was formed as a single purpose entity to make a specific investment in a specific asset or assets. Each of these Slick Single Purpose Entities was formed when an investment opportunity was presented to a member of the Slick Family or a Slick Family employee. Four of these are Oleander-Naples, LLC ("Oleander"), MRV Investors, LLC ("MRV"), MRV Investors II, LLC ("MRV II") and BRA Investors, LLC ("BRA").

Oleander owns a residential rental property. MRV and MRV II own minority interests in a limited liability company that is developing unmanned marine sentinels for manufacture. BRA owns a minority interest in a privately held corporation that is developing software to determine the most efficient development of residential and commercial property.

Slick Family members own approximately 80%, 80%, 50% and 62.5% of Oleander, MRV, MRV II and BRA, respectively. Two current and one former senior officer-employees of the Slick family (collectively, the "Slick Family Employees") own, directly or indirectly, the balance of these four Slick Single Purpose Entities. Two of the Slick Family Employees have been employed directly by the Slick Family for more than twenty years and the third provided legal services to the Slick Family as a member of a law firm for more than 20 years before being employed directly by Slick Enterprises from 2002 until July 31, 2007.

Earl Slick determined which Slick Family Employees would be given the opportunity to participate in each of these Slick Single Purpose Entities and the amount of participation that each such Slick Family Employee could have. Each Slick Family Employee who was given an opportunity to invest, did his or her own due diligence and made his or her own decisions before determining to participate in the investment. Each of the three Slick Family Employees is a sophisticated and knowledgeable investor. In some cases, one or more of these Slick Family Employees was instrumental in locating the particular investment opportunity for the Slick Family. For example, the two Slick Family Employees who are part owners of BRA originally recommended the investment to Earl Slick.

Four Slick Family current or former employees, including the three Slick Family Employees, have been provided minority ownership interests in five other Slick Single Purpose Entities created to invest in specific real estate ventures. These minority interests were provided to these employees for nominal consideration as part of such employees' incentive compensation.

Neither Slick Enterprises, any employee of the Slick Family, nor any member of the Slick Family provides investment advice to any non-Slick Family members in making an investment opportunity available.

Neither Slick Enterprises, any employee of Slick Enterprises, nor any member of the Slick Family provides investment advice on securities to any of the Slick Single Purpose Entities.

Services provided to Slick Single Purpose Entities are generally limited to the collection of amounts due from, and the payment of amounts due to, members of the Slick Single Purpose Entities, payment of the Slick Single Purpose Entities' bills, member communications, keeping of books of account and records, and preparation of income tax statements or returns for the Slick Single Purpose Entities and their members. Although the assets of several of the Slick Single Purpose Entities, including BRA, consist of shares of stock or other securities in a single venture, in each such case, the Slick Single Purpose Entity is a passive investor in an illiquid investment. The management and disposition of the assets of each such Slick Single Purpose Entity are governed by the terms of the Slick Single Purpose Entity's Operating Agreements and other governing instruments. The Slick Single Purpose Entity's ability to deal with its assets in such cases is also limited by the agreements it enters into with the underlying investee. The investment is either successful or it is not. Any returns on the investment are distributed to the Slick Single Purpose Entity's members.

Slick Enterprises currently has seven (7) non-family member employees and one (1) part-time professional consultant who assist it in its day-to-day operations, including administrative personnel. Although some of these non-family members assist in the day-to-day management of the family's assets, including one who spends a substantial part of her time on security selections, Phyllis Slick Cowell owns all of the stock of Slick Enterprises and currently supervises the Slick Enterprises employees in providing investment advisory services to Slick Family Clients. One or more members of the Slick Family will continue to own and control Slick Enterprises at all times.

Slick Enterprises does not solicit clients, use a third person or firm to solicit clients, or hold itself out to the public as an investment adviser. Slick Enterprises' fees are not designed to generate a profit for the Slick Family.[1] Slick Enterprises charges fees for its services which are sufficient only to cover its costs for providing such services.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ."

Section 203(b) of the Act provides for the following exceptions from registration under Section 203(a). The first exception for "intrastate" investment advisers is not available to Slick Enterprises because not all of Slick Enterprises' "clients" are residents of North Carolina where Slick Enterprises has its principal place of business. In addition, Slick Enterprises does not intend to limit its investment management services to unlisted securities because Slick

[1] Slick Enterprises understands and acknowledges that a person falls within the definition of investment adviser under Section 202(a)(11) of the Advisers Act so long as it receives compensation for providing advisory services, regardless of whether such person profits from the compensation.

Enterprises believes such a restriction would be inconsistent with its fiduciary obligations to manage Slick Family assets in a prudent manner. Second, Slick Enterprises' "clients" are not insurance companies. Although the third exemption for "private" investment advisers is available to Slick Enterprises at this time because Slick Enterprises currently has only eight (8) "clients" for purposes of Section 203(b)(3) of the Act, the Slick Family continues to grow and, at some time in the future could include fifteen (15) or more members. Accordingly this exemption will operate as a constraint on Slick Enterprises' ability to provide advisory services to Slick Family Clients as children in the Slick Family cease to be minors and leave their childhood households. The fourth exception is not available to Slick Enterprises because it is neither a charitable organization, as defined in Section 3(c)(10)(D)(iii) of the Investment Company Act of 1940, nor a trustee, director, officer, employee, or volunteer of such a charitable organization. The fifth exception is not available to Slick Enterprises because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, as amended, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer, or employee of or volunteer of any such plan or person. The sixth exception is not available to Slick Enterprises because it is not a commodity trading adviser registered with the Commodity Futures Trading Commission.

Slick Enterprises is not prohibited from registering with the Commission under Section 203A(a) of the Act because it has assets under management of $25,000,000 or more. Slick Enterprises requests an exemption from registering under Section 203(a) of the Act for the following reasons:

i) Slick Enterprises is the "family office" for the Slick Family; it does not provide investment advice on securities to any individuals or entities other than Slick Family Clients.

ii) Slick Enterprises does not hold itself out to the public as an investment adviser; and

iii) the advisory fees that Slick Enterprises receives are designed to cover its salaries and other costs, and historically have been set so as not to maximize any profit for Slick Enterprises.

Slick Enterprises will not accept any new clients other than Slick Family Clients. Accordingly, Slick Enterprises requests that the Commission issue an Order pursuant to Section 202(a)(11)(G) declaring it not to be a person within the intent of the Act.

IV. DISCUSSION

A. Slick Enterprises Does Not Hold Itself Out As An Investment Adviser

Slick Enterprises does not hold itself out to the public as an investment adviser. Slick Enterprises is not listed in the phone book or any other directory as an investment adviser, and does not engage in any advertising. Slick Enterprises does not attend investment management-related conferences as a vendor and does not conduct any marketing activities. Slick Enterprises will not solicit or accept any new investment client (either retail or institutional) that is not a Slick Family Client. Slick Enterprises does not provide investment advice on securities to anyone other than Slick Family Clients.

B. Slick Enterprises' Fees are Designed to Cover Slick Enterprises' Costs, Not to Generate Profit for Slick Enterprises

The payments that Slick Enterprises receives for its services are designed to cover its costs for such services and over time, are sufficient only to cover its costs for providing such services. The fee structure varies. Some services have a fixed fee, i.e., preparation of tax returns; others may be based on a percentage of the amount on the investment; other services are billed based on an hourly rate. Slick Enterprises' situation is clearly unlike (i) a broker-dealer that charges a competitive brokerage commission when effecting securities transactions that are related to the giving of investment advice, (ii) an insurance agent who receives a competitive sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may get paid a flat fee which exceeds his or her costs for designing a financial plan that is related to the giving of investment advice. In each of those situations, the receipt of investment advisory income can be inferred from the services rendered and competitive rates. By contrast, the Slick Family did not create Slick Enterprises with the intent of generating profit for the corporation. The fees Slick Enterprises receives have been designed (and periodically adjusted) to allocate Slick Enterprises' costs among the family members.

C. There is No Public Interest in Requiring Slick Enterprises to Be Registered Under the Act

Slick Enterprises is a private organization that was formed to be the "family office" for the Slick Family. All of the Slick Family Clients have a close relationship with the Slick Family in that they are all either members of the Slick Family, a Slick Family Investment Entity or a Slick Family Foundation. While Slick Enterprises (or another entity also wholly owned by members of the Slick Family) does act as manager of, and provide administrative services to, various Slick Single Purpose Entities which are not wholly owned by members of the Slick Family, such entities were all, created by the Slick Family, as vehicles for making single purpose investments for the Slick Family. Slick Enterprises does not provide investment advice on securities to these entities or to the four non-Slick Family owners of such entities who own minority (or in one case 50%) interests in these entities. There are no public "clients." Slick Enterprises' services are tailored exclusively to the needs of the Slick Family, not the needs of the public. Additionally, Slick Enterprises has never solicited, and does not plan to solicit or accept, clients from the public. Indeed, it does not now and does not intend in the future, to provide investment advice on securities to any person other than a Slick Family Client. The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because Slick Enterprises will undertake no investment advisory services with respect to the public, there is no need to apply the Act to Slick Enterprises' activities.

Slick Enterprises was organized to provide a "family office" for the Slick Family and that is, and will be, its sole purpose for its existence. To require Slick Enterprises to register as an investment adviser does not advance the public interest and is not in the best interest of the Slick Family. Slick Enterprises believes that it is in the public's interest that an order under Section 202(a)(11)(G) be issued.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in a number of situations. In Adler Management, LLC, Investment Advisers Act Release 2500 (March 21, 2006) (notice) and 2508 (April 14, 2006) (order), a company was organized as a "family office" to provide investment advisory services to a family, to entities that were beneficially and solely owned by (with one exception), or solely for the benefit of, family members, and to charitable entities that were created and administered under the discretion of family members.

The company was owned exclusively by, and its board of directors was composed exclusively of, family members. The company provided a wide range of administrative services to its clients, including recordkeeping, bookkeeping and accounting services, tax return preparation and tax planning services, insurance and risk management services, and estate planning and real asset management services. The company's fees covered only its costs and were not intended to generate a profit. The company did not hold itself out to the public as an investment advisor, was not listed in any telephone book or any other directory as an investment advisor, and did not engage in advertising or soliciting.

Similar to Adler Management, Slick Enterprises does not hold itself out to the public as an investment advisor, is not listed in any telephone book as an investment advisor, does not advertise or conduct marketing activities, and charges fees that are designed to only cover costs and they are not intended to generate profit for Slick Enterprises. Slick Enterprises provides investment advice on securities only to Slick Family Clients. Slick Family Clients are only Slick Family members, entities wholly owned by, or for the benefit of, Slick Family members, and foundations created and funded solely by Slick Family members. The Commission determined that Adler Management, LLC was not a person within the intent of section 202(a)(11) of the Act.

In Riverton Management, Inc., Investment Advisers Release 2459 (December 9, 2005) (notice) and 2471 (January 6, 2006) (order), a corporation was formed to serve as a "family office" to monitor the investments and businesses of a family.

The corporation provided investment advisory services to members of a single family and business and non-business entities controlled by family members. Slick Enterprises, similar to Riverton Management, provides investment advice on securities only to Slick Family Clients.

In Riverton Management, the corporation's investment advisory services consisted of only 16 percent of its business and included monitoring third-party investment advisors, managing asset allocations and providing advice on the purchase and sale of mutual funds. The bulk of the corporation's services were non-advisory and included real estate management, tax and estate planning, trust administration, cash flow management, and other administrative services. Although the percentages of advisory and administrative services provided by Slick Enterprises may vary from that provided in Riverton Management, Slick Enterprises provides a similar mix of investment advisory, administrative, and tax services to Slick Family Clients.

Similar to Slick Enterprises, the fees charged by Riverton Management, were not intended to maximize profit for the corporation, and Riverton Management did not hold itself out to the public as an investment advisor, was not listed in any telephone book or any other directory as an investment advisor, and did not engage in advertising or soliciting. The Commission determined that Riverton Management, Inc was not a person within the intent of section 202(a)(11) of the Act.

In Parkland Management Company, LLC, Investment Advisers Release 2362 (February 24, 2005) (notice) and 2369 (March 22, 2005) (order), a company was formed to manage the investments and assets of a family. Similar to Slick Enterprises, Parkland Management operated as a "family office" and provided investment and asset allocation advice to family members, recommended investment advisors to family members, and provided administrative, tax, and financial services to family members.

The company served as the general partner to three partnerships that were wholly-owned by family members and that held investments in private equity funds and hedge funds managed by third parties. The company provided investment advisory services to certain trusts, partnerships, limited liability companies, corporations and other entities that were wholly-owned or controlled by family members and that were created for the sole benefit of family members, or for the benefit of both family members and charitable organizations, and to foundations that were created by family members. Slick Enterprises provides investment advice on securities only to Slick Family Clients.

Similar to Slick Enterprises, Parkland Management did not hold itself out to the public as an investment advisor, was not listed in any telephone book as an investment advisor, did not conduct any advertising or soliciting, and provided a limited number of administrative services to its clients including travel planning, bill paying, payroll administration, household staff supervision and estate planning services. Also similar to Slick Enterprises, the fees charged by Parkland Management did not, and were not, intended to a maximize profit for the corporation. The Commission determined that Parkland Management Company, LLC was not a person within the intent of section 202(a)(11) of the Act.

In the Matter of Longview Management Group LLC, Investment Advisers Act Release 2008 (January 3, 2002) (notice) and 2013 (February 7, 2004) (order), a company was formed to conduct the investment affairs and manage the assets of a family. The company was registered as an investment adviser and performed advisory and portfolio management services for the family members, and for individual accounts, trusts, corporations, partnerships and other entities beneficially owned by or for the benefit of various members of the family and which were operated by the family.

The company provided portfolio management services to charitable entities created by the family and administered under the sole discretion of the family, charitable entities created by the family but under the control of an independent board of directors, which included members of the family and a charitable entity formed and funded by friends of a family member after his death and managed by the company.

The company also provided advisory and portfolio services for the assets of a small number of individuals who were not members of the family. The company managed assets for the families of two longtime now deceased former employees and two other individuals, one of whom was a longtime former employee, and the other was a longtime family attorney. However, the number of investments by these individuals declined over time and was, at the time of the application, no longer permitted. In addition, the company managed certain investment entities (e.g., LLCs and limited partnerships) that the family used to purchase assets that involved participation by a non-family member. With the exceptions noted above, the company sought to be declared not a person within the intent of Section 202(a)(11) of the Act as its services were offered almost entirely to members of a single family.

The company did not hold itself out to the public as an investment adviser, did not have public clients in the sense of retail or institutional investors and had no intention of soliciting public clients, was not listed in the phone book, and did not conduct any advertising or marketing. The company provided a limited amount of administrative services to its clients. Additionally, the fees charged by the company were far below market price and intended to cover the company's costs for providing such services.

Similar to Longview Management, Slick Enterprises does not hold itself out to the public as an investment adviser, is not listed in the phone book, does not advertise or conduct marketing activities, and charges fees designed to only cover costs as it is not intended to generate profit for Slick Enterprises. Slick Enterprises provides investment advice on securities only to Slick Family Clients.

Thus, while several similarities exist between Longview Management and Slick Enterprises, there are also several differences. First, Slick Enterprises was never registered as an investment adviser. Second, Slick Enterprises provides its investment advice on securities solely to Slick Family Clients. In contrast, the company in Longview Management also provides portfolio management services to the families of two employees. The Commission determined that the company in Longview Management was not a person within the intent of section 202(a)(11) of the Act.

In the Matter of Kamilche Company, Investment Advisers Act Release No. 1958 (July 31, 2001) (notice) and 1970 (August 27, 2001) (order), the Kamilche Company was formed to be a holding company of an operating company by the descendants of a couple and the spouses of those descendants. The company performed family office functions for the Kamilche family and trusts, foundations, partnerships, limited liability companies, and other entities created by and for the sole benefit of that family. The services the company provided included, among other things, estate planning, insurance reviews, record keeping, implementation of tax and investment decisions, partnership administration, preparation and analysis of financial statements, and coordination of relationships with accountants, attorneys and investment advisers.

The company's investment advisory services were only a small portion of its overall activities, and the payments received by the company were primarily compensation for administrative, accounting and oversight services it provided rather than for investment advisory services. In Kamilche, similar to Slick Enterprises, the company did not hold itself out to the public as an investment adviser, did not engage in any marketing, and was not listed in the phone book as an investment adviser. Additionally, the family office functions provided in Kamilche are similar to those provided to members of the Slick Family, including the clerical and administrative services provided by Slick Enterprises. The Commission found that the company in Kamilche was not a person within the intent of the Act.

In the Matter of Bear Creek, Inc., Investment Advisers Act Release No. 1931 (March 30, 2001) (notice) and 1935 (April 4, 2001) (order), a corporation was formed to serve as the trustee of certain trusts created by and for the benefit of a family and its descendants. The corporation was registered as an investment adviser under Section 203 of the Act, and provided the following services to the family trusts: (i) acting as trustee, custodian and executor; and (ii) performing other fiduciary services and financial, investment, tax and accounting and other agency and advisory services.

Unlike Slick Enterprises, the corporation in Bear Creek was initially registered as an investment adviser under the Act. The investment-related services provided to the trusts in Bear Creek were limited to trust administration, selection of third-party sub-advisers, and preparation of quarterly reports. Similar to Slick Enterprises, the corporation did not hold itself out to the public as an investment adviser, and did not engage in any advertising or marketing activities. In addition, the corporation in Bear Creek did not solicit or accept the business of persons other than family members and entities wholly-owned by the family. The Commission determined that the corporation in Bear Creek was a person not within the intent of the Act.

In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1700 (February 12, 1998) (notice) and 1706 (March 10, 1998) (order), the Commission also granted relief in a situation substantially similar to Slick Enterprises'. In Moreland, a company was formed by a trust which owned all of the company's stock. The trust existed for the benefit of a single family and its descendants. The company served as the family office of the family and performed services for that trust, including asset allocation, recordkeeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys, and numerous other responsibilities.

The company's other clients included immediate family members of the family, trusts, foundations, partnerships, and other entities created by the immediate family members or by the trust to serve as an investment vehicle. The company employed fourteen (14) people. Of those employees, only three had any involvement in investment advisory activities. Thus, the principle activities of the company were not investment advisory in nature.

Like Slick Enterprises, the company in Moreland did not provide services to the public and had no intention of soliciting clients from the retail public. The company did have its number in the local phone book but did not engage in any advertising or marketing activities. Only a small portion of the compensation received by the company in Moreland was attributable to its investment advisory activities for its clients. The Commission determined that the Company in Moreland was a person not within the intent of the Act.

In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949), a general partnership was organized to manage and supervise investments in real and personal property for the account of the partnership and for the estates and trusts in which the various members of the family had an interest or were beneficiaries. Two-thirds of the accounts of the partnership were held by brothers in their capacity as executors and testamentary trustees of estates and trusts in which, for the most part, various members of the Roosevelt family had an interest or were beneficiaries. The remaining accounts were non-family accounts that were originally accepted for such reasons as friendship or former employment with the family and had been steadily declining.

In Roosevelt, the brothers had provided advice to the non-family accounts with respect to securities transactions, and had discretionary power with respect to these accounts. Approximately 80% of the partnership's employees' time was spent on tax return preparation and bookkeeping operations relating to investments. The remaining 20% was devoted to the management of personal and real property owned or held by partners or clients. The Commission granted an order in Roosevelt stating that the partnership was not an investment adviser within the intent of the Act.

Similarly, the Commission granted relief in The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949). Pitcairn was a corporation whose business consisted of, among other things, holding, investing, and reinvesting its funds for a family, all of whom were the spouses, descendants, or spouses of descendants of three brothers. Incident to the management of its own investments and preparation of its own records and tax returns, the company rendered services to most of its stockholders, including safekeeping and physical handling of securities, the collection of income from such securities, keeping of books of account and records, preparation and filing of income and gift tax returns, payment in some cases of certain family, household, and personal expenses, and rendering of investment advice.

In Pitcairn, three individuals employed by the company devoted a substantial portion of their time to investment advisory services, which were performed substantially *at cost*, as with Slick Enterprises. The company did not solicit retail investors, and did not render any service for a fee to anyone other than an officer or stockholder of the company. The Commission concluded that the company was not an investment adviser within the intent of the Act.

In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941), all of the stock of a corporation was held in trust for the benefit of members of a single family. The corporation furnished investment advisory services to a trust created by and for the benefit of members of the same family, and a trust for the benefit of a former employee of a member of the family, a charitable trust, and a charitable corporation created by a member of such family. The corporation did not conduct any investment advisory business with the general public. The Commission found that the corporation was not an investment adviser within the intent of the Act.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Slick Enterprises, Inc. requests that the Commission issue an Order under Section 202(a)(11)(G) of the Act declaring it and its employees acting within the scope of their employment not to be persons within the intent of the Act. Slick Enterprises, Inc. submits that the Order is necessary and appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

VII. APPLICANT'S CONDITIONS

Applicant agrees that the requested relief will be subject to the following conditions:

1. Slick Enterprises will offer and provide investment advisory services only to Slick Family Clients and will not hold itself out to the public as an investment adviser.

2. Members of the Slick Family will at all times comprise a majority of the Board of Directors of Slick Enterprises.

3. Slick Enterprises will be at all times be owned, directly or indirectly, exclusively by one or more members of the Slick Family.

VIII. ADDITIONAL INFORMATION

Slick Enterprises requests that any questions regarding the Application be directed to Robert E. McLaughlin at Steptoe & Johnson LLP, 1330 Connecticut Avenue, N.W., Washington, DC 20036, telephone (202) 429-8059.

It is desired that the Application become effective without a hearing pursuant to Rule 0-5 under the Act.

IX. AUTHORIZATION AND COMPLIANCE WITH RULE 0-4 UNDER THE INVESTMENT ADVISERS ACT OF 1940

Pursuant to Rule 0-4(c)(1) and (c)(2), Slick Enterprises, Inc. hereby states that under the provisions of its Articles of Incorporation and Bylaws, responsibility for the management of its business affairs is vested in its board of directors and that the board of directors by resolutions duly adopted and attached as Exhibit A to the Slick Enterprises application for an order under section 202(a)(11)(F) [now (G)] of the Investment Advisers Act of 1940 filed with the Securities and Exchange Commission on or about October 26, 2005 ("Original Application") authorized the preparation, and the execution and filing of the Original Application and any amendments thereto including this Third Amended and Restated Application. A conformed copy of these resolutions is attached as Exhibit A to this Third Amended and Restated Application. Such authorization described in the Original Application is applicable to the individual signing this Third Amended and Restated Application and such authorization still remains in effect. All requirements for the execution and filing of this Application in the name and on behalf of Slick Enterprises have been complied with, and the individual who signed and filed this Application is duly and fully authorized to so do. The verifications required by Rule 0-4(d) are attached hereto as Exhibit B. Attached hereto as Exhibit C is the notice to be used by the Commission in giving public notice of this Application and any amendments thereto.

Dated: May 6, 2008

SLICK ENTERPRISES, INC.

By: [signature]
Phyllis Slick Cowell
President

EXHIBIT LIST

Exhibit A: Authorization of the Board of Directors of Slick Enterprises, Inc.

Exhibit B: Verification of Slick Enterprises, Inc.

Exhibit C: Notice of Application

EXHIBIT A

AUTHORIZATION OF THE BOARD OF DIRECTORS OF SLICK ENTERPRISES, INC.

* * * * *

RESOLVED, that the officers of Slick Enterprises, Inc. (the "Company"), and each of them, are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications (and any amendments thereto as they or any of them deem necessary or appropriate) pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring it to be a person not within the intent of the Act.

RESOLVED FURTHER, that any officer of the Company is authorized to take such further action, and to make such representations on behalf of the Company, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

* * * * *

I, Earl F. Slick, president of Slick Enterprises, Inc., do hereby certify that the above resolutions were duly adopted by the Board of Directors of Slick Enterprises, Inc. on October 21, 2005. I, M. Caroline Gamble, Secretary of Slick Enterprises, Inc. do hereby certify that the above resolutions were duly adopted by the Board of Directors of Slick Enterprises, Inc. on October 21, 2005.

WITNESS my hand this 21st day of October, 2005.

/s/ Earl F. Slick
Earl F. Slick
President
Slick Enterprises, Inc.

/s/ M. Caroline Gamble
M. Caroline Gamble
Secretary
Slick Enterprises, Inc.

Approved:

/s/ Earl F. Slick
Earl F. Slick
Sole Shareholder
Slick Enterprises, Inc.

EXHIBIT B

VERIFICATION OF SLICK ENTERPRISES, INC.

STATE OF NORTH CAROLINA)
)
COUNTY OF Forsyth)

The undersigned being duly sworn, deposes and says that she has duly executed the attached Third Amended and Restated Application dated May 16, 2008 for and on behalf of Slick Enterprises, Inc. ("Slick Enterprises"); that she is the President of Slick Enterprises; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Phyllis Slick Cowell

Phyllis Slick Cowell
President
Slick Enterprises, Inc.

Subscribed and sworn to before me, a Notary Public, this 16 day of May 2008.

NOTARY PUBLIC * OFFICIAL SEAL
COUNTY OF FORSYTH
CHARI P. WARD
My commission expires 2/3/2013
NORTH CAROLINA

Chari P. Ward

Name:
My Commission expires: 2/3/2013

EXHIBIT C

NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA-   /803-189]

Slick Enterprises, Inc.; Notice of Application

May __, 2008

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Slick Enterprises, Inc. ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(G) of the Advisers Act from section 202(a)(11) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order declaring it and its employees acting within the scope of their employment to be persons not within the intent of section 202(a)(11) of the Advisers Act, which defines the term "investment adviser."

Filing Dates: The application was filed on October 25, 2005, and was amended and restated on March 23, 2007, and on __________, 2008.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on **[date]** and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Slick Enterprises, Inc., c/o Phyllis Slick Cowell, President, P.O. Box 5958, Winston-Salem, North Carolina 27113.

For Further Information Contact: Daniel S. Kahl, Branch Chief, or David W. Blass, Assistant Director, at (202) 551-6787 (Office of Investment Adviser Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington DC 20549-0102 (telephone (202) 551-5850).

Applicant's Representations:

1. Applicant was incorporated in 2002 and operates as the "family office" for the members of the Slick family. Applicant provides investment advisory services to: (i) the estate of Earl Slick, his widow Jane Pierce Slick, and their lineal descendants (including by adoption) and spouses of their lineal descendants (collectively the "Slick Family"); (ii) entities wholly owned by the Slick Family and trusts all of the beneficiaries of which are members of the Slick Family (each such entity or trust is a "Slick Family Investment Entity"); and (iii) foundations created and funded by the Slick Family ("Slick Family Foundations" and, together with the Slick Family and the Slick Family Investment Entities, the "Slick Family Clients"). Applicant also provides management, administrative, and tax services (which do not constitute investment advice under the Advisers Act) to various partnerships, limited liability companies, limited liability partnerships, and other entities that were created by members of the Slick Family to invest in or

to operate other businesses and/or real estate, but which are not wholly owned by members of the Slick Family or Slick Family Investment Entities (each of which is a "Slick Single Purpose Entity").

2. Applicant is owned exclusively by one or more members of the Slick Family, and its Board of Directors is composed entirely of members of the Slick Family at this time. Applicant represents that it may have directors in the future that are not members of the Slick Family, but that at all times a majority of the Directors will be members of the Slick Family.

3. Applicant represents that as a "family office," it provides to Slick Family Clients advice on investments in public and private securities and real estate, as well as the following services: determining and implementing asset allocations, estate and tax planning, insurance reviews, preparation and analysis of financial statements, real estate management services, safekeeping and physical handling of securities, collection of income from securities, keeping of books of accounts and records, preparation of filing of tax returns, and payment of certain household and personal expenses of members of the Slick Family.

4. Applicant represents that it provides clerical, administrative, and tax-related services to Slick Single Purpose Entities, but provides no investment advice on securities to any Slick Single Purpose Entity or to any other person that is not a Slick Family Client.

5. Applicant represents that it charges fees sufficient only to cover its costs for providing services and that the fees are not designed to generate a profit.

6. Applicant represents that it will not hold itself out to the public as an investment adviser. Applicant represents that it is not listed in any phone book or any other directory as an in investment adviser.

7. Applicant represents that is does not engage in any advertising or conduct marketing activities, and that it will not solicit or accept as an investment advisory client any person that is not a Slick Family Client.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as a part of a regular business, issues or promulgates analyses or reports concerning securities. . . . " Section 202(a)(11)(G) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant represents that it currently relies on the registration exemption provided in section 203(b)(3) of the Advisers Act because it has only eight (8) clients. Applicant represents, however, that this exemption will operate as a constraint on its ability to provide advisory services to Slick Family Clients, as children in the Slick Family cease to be minors and leave their childhood households. Applicant also represents that it is not prohibited from registering with the Commission under Section 203A(a) because it has assets under management of $25,000,000 or more.

4. Applicant requests that the SEC declare it and its employees acting within the scope of their employment to be persons not within the intent of section 202(a)(11). Applicant states that there is no public interest in requiring that it or its employees acting within the scope of their

employment be registered under the Advisers Act because Applicant offers investment advisory services only to Slick Family Clients. Applicant further states that it was organized to be the "family office" for the Slick Family, and that will continue to be the sole purpose for its existence.

Applicant's Conditions:

1. Slick Enterprises, Inc. will offer and provide investment advisory services only to Slick Family Clients and will not hold itself out to the public as an investment adviser.

2. Members of the Slick Family will at all times comprise a majority of the Board of Directors of Slick Enterprises, Inc.

3. Slick Enterprises, Inc. will at all times be owned, directly or indirectly, exclusively by one or more members of the Slick Family.

For the SEC, by the Division of Investment Management, under delegated authority.

Nancy M. Morris
Secretary

END